CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION

VIA EDGAR	FOIA Confidential Treatment Request
U.S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20546-0406
Attn: Mr. Stephen Krikorian/Accounting Branch Chief
          Mr. Chris White/Sr. Staff Accountant
February 7, 2008

Re:	3D Systems Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
File No. 000-22250
Dear Mr. Krikorian and Mr. White:
          On behalf of 3D Systems Corporation, a Delaware corporation (the “company”), and in connection with Form 10-K/A for the Fiscal Year Ended December 31, 2006 (the “Form 10-K/A”) and the Form 10-Q for the Quarterly Period Ended September 30, 2007, we hereby respectfully respond to the November 30, 2007 comment letter of the Staff of the Securities and Exchange Commission. The paragraph numbering and headings of this letter correspond to the paragraph numbering used in the Staff’s November 30th letter. Unless otherwise indicated, page references herein refer to the pages of the Form 10-K/A. For convenience of reference, we have included the text of the Staff’s comments in bold text preceding the respective responses.
          This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. Portions of this letter for which confidential treatment is sought are marked as [redacted]. A separate unredacted version of this letter has been delivered to the Staff.
     Item 6. Selected Financial Data
1.	We note your use of the EBITDA and EBIT non-GAAP financial measures. Please address the following comments with respect to your use of these measures:
•	It appears that you are calculating your EBIT and EBITDA non-GAAP measures differently than the description of such measures in Section I of SEC Release No. 34-47226, Conditions for Use of Non-

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
GAAP Financial Measures. If this is the case, you should use titles of the measures that clearly identify the measure being used, instead of EBIT and EBITDA. We refer you to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Finance Measures (“Non-GAAP FAQ”) released on June 13, 2003.
               We have reviewed Section I of SEC Release No. 34-47226 and Question 14 of the Non-GAAP FAQ. With respect to EBIT and EBITDA, we note that the answer to Question 14 of the Non-GAAP FAQ states that “[e]arnings” means net income as presented in the statement of operations under GAAP. In this connection, the Staff is advised that the company calculates EBITDA and EBIT based on net income as presented in the statement of operations under GAAP and not differently from the descriptions of those measures in Section I of Release No. 34-47226. The following table presents such calculations for the year ended December 31, 2006 (in thousands) as referred to in the Selected Financial Data table on page 24 and in footnote (7); thereto on page 27:

Net loss as reported per GAAP	$(29,280)
Add: Interest expense	1,645
Income tax expense	2,179

EBIT	(25,456)
Add: Depreciation and amortization	6,529

EBITDA	$(18,927)

               These calculations are consistent with our net loss, as reported for 2006, and the amounts of EBIT and EBITDA shown in footnote (7).
               The Staff’s comment appears to be based on the sentence in footnote (7); on page 26 of the Form 10-K/A, which states that:
“we define EBITDA by reference to net cash provided by or used in operating activities as adjusted to exclude ...”
               The Staff is advised that the foregoing sentence was not intended to indicate or suggest that the company calculates EBIT and EBITDA differently from the descriptions of those measures in Section I of Release No. 34-47226 (in which case a different title would be required under Question 14 of the Non-GAAP FAQ), though based on the Staff’s comment we now realize that the wording could be confusing. Instead, that sentence, was meant to convey that the company believes that EBITDA is important to investors as a liquidity measure which, as the Staff will note, is what the disclosure contained in the next paragraph of footnote (7) states:

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
“Our management believes that EBIT and EBITDA are of interest to investors as frequently used measures of a company’s ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures.”
               Viewed as a liquidity measure as opposed to a performance measure, we believed it was necessary to reconcile these non-GAAP financial measures to net cash provided by or used in operating activities as presented on the statement of cash flows.
               We also respectfully note that our disclosure in footnote (7) on page 26 makes clear that EBIT and EBITDA have certain limitations and may differ from the use of these measures by other companies. Footnote (7) goes on to state:
“EBIT and EBITDA do not purport to represent net earnings or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered an alternative to such measurements or as indicators of our performance. Our definition of EBIT and EBITDA may not be comparable to similarly titled measures used by other companies.”
               While we believe that our disclosure was appropriate, based on our review of the Staff’s comment, the referenced SEC Release and the Non-GAAP FAQ, we have concluded that for future filings, to the extent that we determine in a manner consistent with Item 10(e)(1) of Regulation S-K that EBIT and EBITDA should be included for the benefit of its investors, we will delete from our disclosure the sentence referred to above stating that we defines EBITDA by reference to net cash provided by or used in operating activities. We believe that such a deletion will avoid the unintended implication that the current disclosure appears to have. In the same vein, if we determine to include EBIT and/or EBITDA in future filings, we also believe that it would be appropriate to revise the reconciliation table.
•	Your non-GAAP financial measures appear to exclude items that will require cash settlement and recurring charges. Please demonstrate the usefulness of your non-GAAP financial measures that exclude such items. As part of your response, please clarify whether your disclosure of the EBITDA non-GAAP measure is consistent with the EBITDA measure included in the covenants to your Silicon Valley Bank loan and security agreement.
               We respectfully advise the Staff that, as noted above, EBIT and EBITDA, as set forth in the Selected Financial Data table and as explained in footnote (7) to that

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
table are intended to provide supplemental information that we believe to be of interest to investors. Those measures are not and do not purport to be consistent with the EBITDA measure (which would be appropriately characterized as an adjusted EBITDA, non-GAAP financial measure) that was included in the Silicon Valley Bank Credit Facility, which expired in accordance with its terms on October 1, 2007.
               We have included in the Liquidity and Capital Resources section of our MD&A contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2007, and in the related financial statement footnotes contained in that filing, disclosure related to that credit agreement covenant and the impact of that covenant on the company to the extent that such disclosure would be material to investors. Similar disclosure is contained in prior filings as well.
               In this regard, we have reviewed Question 10 of the Non-GAAP FAQ, and do not believe, in light of that Question, that it would be appropriate to report EBITDA in our filings on a basis that is consistent with the adjusted EBITDA measure that was included in the covenants to the Silicon Valley Bank loan and security agreement. The response to that Question indicates that any pertinent disclosure should be set forth in the MD&A.
               Finally, as shown in the table above, we believe that our calculation of EBIT and EBITDA is in accordance with the description of those measures as set forth in Section I of Release No. 34-47226 and does not exclude items that will require cash settlement and recurring charges except as permitted by Question 10 of the Non-GAAP FAQ. We respectfully advise the Staff that we are not aware of any material items that would require cash settlement and recurring charges that are excluded from EBIT or EBITDA as presented in the Selected Financial Data table or in footnote (7) thereto that are not otherwise fully disclosed in the Form 10-K/A. All items requiring cash settlement or recurring charges are set forth in the reconciliation table in order to effect the reconciliation to net cash provided by or used in operating activities in the statement of cash flows.
•	If you are able to demonstrate the usefulness of your non-GAAP financial measures, please ensure to include all the disclosures contemplated in Question 8 of the Non-GAAP FAQ.
               We respectfully advise the Staff that based on our review of the Staff’s comment, the referenced SEC Release and the Non-GAAP FAQ, we have concluded that for future filings, to the extent we determine in a manner consistent with Item 10(e)(1) of Regulation S-K that EBIT and EBITDA should be discussed for the benefit of its investors, we will present such disclosures in a manner that fully complies with the referenced SEC Release, the Non-GAAP FAQ and the pertinent portions of Item 10(e)(1)

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
of Regulation S-K, and we will be mindful of the requirements of Question 8 of the Non-GAAP FAQ.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results Of Operations
Results of Operations for 2006, 2005 and 2004
2.	On page 40 or elsewhere as appropriate, on a going-forward basis, please set forth a more detailed explanation of price and mix effects and provide appropriate analysis and insight into how this relates to purchases from one period to the next and how that resulted in changes in revenues.
               We appreciate the Staff’s comment, and we direct your attention to the paragraph on page 40 that provides as follows:
          “As used in this Management’s Discussion and Analysis, the combined effect of changes in product mix and average selling prices, sometimes referred to as price and mix effects, relates to changes in revenue that are not able to be specifically related to changes in unit volume. Among these changes are changes in the product mix of our systems as the trend toward smaller, more economical systems that has affected our business for the past several years has continued and the influence of new products has grown.” (Emphasis supplied.)
               We are aware of the MD&A requirements that encourage the disclosure of quantitative information relating to, among other things, factors that affect changes in revenue, and we have provided that information to the extent that it was practicable to do so without undue effort and expense. The highlighted language in the paragraph cited above was included in the filing, first to define what we meant by price and mix, and second to indicate that our reporting systems are not currently configured to produce more detailed quantitative information regarding the effect of price and mix changes on revenue that would be material and meaningful to investors.
               We are also mindful of the MD&A requirements that encourage the disclosure of material trends, and we have endeavored to include such information in the Form 10-K/A and in our other relevant filings to the extent that it would be material in the context of the overall changes in revenue in each period, and we intend to continue to do so in future filings. The last sentence of the paragraph quoted above is an example of that trend disclosure.
               We are pleased to advise you that, at such time as we are able to produce more detailed quantitative data with respect to the effect of price and mix changes as they

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
affect revenue that would be meaningful and material to investors, we intend to do so in future filings.
     Notes to Consolidated Financial Statements
     Note 2 Significant Accounting Policies
     Revenue Recognition, page F-11
3.	We note that your arrangements generally contain software and non-software deliverables (e.g., equipment, warranty on the equipment). Please clarify how you have evaluated EITF 03-5 when determining whether the software in your arrangements is more than incidental to the products or services as a whole and hence, whether your non-software deliverables are included within the scope of SOP 97-2.
               As discussed in the MD&A (page 63) and Note (1) to our Consolidated Financial Statements (F-11), we sell equipment, a software license, a warranty on equipment, training and installation. The software licensed is integral to the operation of our equipment (“systems”), but it is incidental to the product as a whole as explained below.
               We supplementally advise the Staff that we do not believe SOP 97-2 and EITF 03-5 are applicable, though our systems have a software component.
Paragraph 2 of SOP 97-2 states:
.02 This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental2 to the products or services as a whole.

[2]	Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. An example of the applicability of this SOP to revenue earned on products containing software is included in appendix A [paragraph .146].

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
Appendix A of SOP 97-2 — Paragraph .146
Example 1
Facts
An automobile manufacturer installs software into an automobile model. This software is used solely in connection with operating the automobile and is not sold or marketed separately. Once installed, the software is not updated for new versions that the manufacturer subsequently develops. The automobile manufacturer’s costs for the development of the software that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed and the production costs of such software are insignificant relative to the other development and production costs of the automobile.
Applicability
The Statement of Position (SOP) is not applicable to such software because the software is deemed incidental to the product as a whole.
Discussion
Although the software may be critical to the operations of the automobile, the software itself is not the focus of the marketing effort, nor is it what the customer perceives he or she is obtaining. The development and production costs of the software as a component of the cost of the automobile is incidental.
               Based on the above excerpts, SOP 97-2 is deemed not applicable even though our systems have a software component. This was determined because the software is not the focus of our marketing efforts, the customer does not place value on the software without the system, and the software is used solely in connection with the operation of the system. Additionally, the license related to the software is perpetual and does not require future customer renewals. If hardware and software upgrades become available, the customer would have to purchase them. Our costs incurred for the development of the software are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, and the production costs of such software are insignificant relative to the other development and production costs of the system. Therefore, we concluded that the software component is incidental to the system as a whole. Accordingly we concluded that EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
Arrangement Containing More-Than-Incidental Software, does not apply to the company.
               We further determined that our software was not more than incidental to our materials, services, warranties and other non-software deliverables as the software is not essential to the functionality of these elements. Accordingly, such elements are not within the scope of SOP 97-2 as addressed in EITF 03-5 and are accounted for separately. In this connection, we supplementally advise the Staff of our conclusion that the service elements are not essential to the functionality of our software and, accordingly, are accounted for separately is evidenced by the following (see paragraphs 70 and 71 of SOP 97-2):
•	Services provided together with products do not include significant customizations to the features or functionality of the software.

•	Complex interfaces are not necessary for the software to function in the customer’s environment.

•	The timing of the payment for the software is not coincident with the performance of the services.

•	Customer payment for the license is not dependent upon milestones or customer acceptance.

•	These services are available from other vendors.

•	These services do not carry significant degrees of risk or unique acceptance criteria.

•	The company is an experienced provider of the services.
               We supplementally advise that as a matter of practice we do not enter into multiple-element arrangements in which services were or could be considered essential to the functionality of our software.
               We further supplementally advise the Staff that warranty elements are not essential to the functionality of our software and, accordingly, are accounted for separately. Following the sale of a system, we provide end-users with maintenance under a warranty agreement for up to one year and defer a portion of the revenue from the related systems’ sale at the time of sale based on the relative fair value of those services. In the case of an initial warranty, the fair value approximates expected warranty costs associated with the product. This warranty provides our customers with maintenance on the equipment during the warranty period and provides for any repair, labor and replacement parts that may be required. After the initial warranty period, we offer our customers optional maintenance contracts. Deferred maintenance revenue is recognized ratably on a straight-line basis over the period of the contract. It is worth noting that our

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
maintenance contracts do not provide for software and hardware upgrades, and if a customer desires an upgrade, it must be purchased.
4.	Your disclosure states that you allocate arrangement fee to the elements in your arrangements based on vendor-specific objective evidence of fair value. Your disclosure also states that you allocate arrangement fee to maintenance under a warranty agreement based on the relative fair value of those services. Your disclosure on page F-42 further states that you allocate arrangement fee to warranty arrangements based on the cost of the warranties. Therefore, your disclosure appears to be inconsistent with respect to your policy for allocating arrangement fee to the elements in your arrangements. Please clarify your policy for allocating arrangement fees to each of the elements in your arrangements and how such policy complies with SOP 97-2 and EITF 00-21, as applicable. As part of your response, please clarify how your policy is applied to each type of service disclosed on page 13, such as extended system warranties, menu of annual service agreements, variety of software and hardware upgrades, etc.
               From review of the Staff’s comment, we believe that the Staff may have misinterpreted our use of the word “allocated” in Note 17 (page F-42) as it appears to be the source of the Staff’s belief that there may exist an inconsistent policy with respect to allocating the arrangement fee to the elements of our arrangements. Specifically, the disclosure states:
“The Company provides product warranties for up to one year as part of sales transactions for certain of its systems. Revenue is allocated to warranties in an amount that approximates the Company’s cost of the warranties, and such revenue is amortized over the term of the warranties.”
               We respectfully advise the Staff that by use of the word “allocated” the company’s intent was to convey that revenue, amortized over the term of the warranty, is approximately matched with the corresponding expenses. In the case of an initial warranty, the fair value approximates expected warranty costs associated with the product. We did not believe that the word “allocated” as used in Note 17 would be read as referring to the allocation of arrangement fees. We advise the Staff that to avoid potential further confusion between employing the word “allocate” for both revenue recognition and expense recognition, we will revise the second sentence of the above disclosure in future filings as follows:
“Warranty revenue is recognized ratably over the term of the warranties, which is the period during which the related costs are incurred.”

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
               In considering our response to this Comment, please refer to our response in Comment 3 of our determination that SOP 97-2 is not applicable to us. As disclosed in the MD&A (page 63) and in Note 2 (page F-11) to the Consolidated Financial Statements, our policy for allocating arrangement fees, which we believe complies with EITF 00-21, is as follows:
“Sales of our systems generally include equipment, a software license, a warranty on the equipment, training and installation. We allocate and record revenue for these transactions based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. If fair value for all deliverables cannot be determined, we will use the residual method to determine the amount of the consideration to be allocated to the delivered items. We also evaluate the impact of undelivered items on the functionality of delivered items for each sales transaction and, where appropriate, defer revenue on delivered items when that functionality has been affected. Functionality is determined to be met if the delivered products or services represent a separate earnings process.”
               We supplementally advise the Staff that, consistent with our responses to Comments 3 and 6, we have identified the following as units of accounting and that the preceding disclosure applies to the services described on page 13 of the Form 10-K/A as follows:
Installation and Training — We allocate and record revenue for services based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. Revenue is recognized at the time of performance. We determined that installation and training revenues represent separate earnings processes and that our software is not more than incidental to services revenue as follows:
•	These services provided together with products do not include significant customizations to the features or functionality of the software.

•	Complex interfaces are not necessary for the software to function in the customer’s environment.

•	The timing of the payment for the software is not coincident with the performance of the services.

•	Customer payment for the license is not dependent upon milestones or customer acceptance.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
•	These services are available from other vendors.

•	These services do not carry significant degrees of risk or unique acceptance criteria.

•	The company is an experienced provider of the services.
Warranty/Maintenance — We allocate and record revenue for warranty/maintenance based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. In the case of an initial warranty, the fair value approximates expected warranty costs associated with the product. We also evaluate the impact of undelivered items on the functionality of delivered items for each sales transaction and, in the case of warranty/maintenance, defer revenue if functionality has been affected. Revenue is amortized over the term of the warranty/maintenance period.
Extended Warranties/Maintenance — We allocate and record revenue for extended warranty/maintenance based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. We also evaluate the impact of undelivered items on the functionality of delivered items for each sales transaction and, in the case of extended warranty/maintenance, defer revenue if functionality has been affected. Revenue is amortized over the term of the warranty/maintenance period.
Software Upgrades — We allocate and record revenue for software upgrades based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. Revenue is recognized upon delivery. As previously stated in the response to comment 3, the maintenance contracts do not provide for a software upgrade.
Hardware Upgrades — We allocate and record revenue for hardware upgrades based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. Revenue is recognized upon shipment. As previously stated in the response to comment 3, the maintenance contracts do not provide for a hardware upgrade.
               We supplementally advise the Staff that, for certain aspects of our business, we have arrangements with resellers that provide other services described on page 13 of Form 10-K/A. Any revenue generated from the services delivered by resellers is recognized at the time of performance.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
5.	Your disclosure on page 45 states that you extended special accommodations to certain customers whose orders were delayed or experienced stability issues with their equipment installations in fiscal year 2006. Please clarify the impact that such accommodations had on your revenue for the year ended December 31, 2006. In addition, clarify the specific nature of the accommodations made and how you accounted for the accommodations in accordance the applicable accounting guidance.
                    We respectfully advise the Staff that the accommodations referred to on page 45 did not have a material impact on revenue for the year ended December 31, 2006.
As stated in the company’s disclosure on page 45:
“The $15.9 million decrease in gross profit in 2006 was due primarily to the combined effects of our lower revenue; our ERP system, supply chain and logistics disruptions that we encountered primarily in the second and third quarters of 2006; and to special accommodations that we extended to certain customers whose orders for our products or services or for repairs to systems were delayed by the disruptions we encountered with our ERP system and our logistics activities or who encountered stability issues with their equipment installations that we were not able to quickly address as a result of resource constraints on our service organization.”
                    As reflected in that disclosure, the special accommodations referred to were one of several items that were the primary cause of the reduction of our gross profit in 2006. Those accommodations, which included, among other things, items such as free products/parts and free service, were expenses incurred by us that were not passed on to customers. To the extent that the products, parts, and services were provided to the customers at no charge, they would have otherwise generated revenue for us. These actions were undertaken to placate customers. We believe that the amounts involved did not have a material effect on revenues and were not practicable to assess without undue burden and expense in a manner that would be material and meaningful to an investor. Those actions, however, impacted cost of sales as disclosed in the penultimate paragraph on page 45. In connection, the Staff’s attention is directed to pages 40-41 of the Form 10-K/A, which discuss the reasons for the decrease in 2006 revenue compared to 2005 and in which the Staff will note that special accommodations were not referenced as a factor in the revenue decrease. The Staff is further advised that the special accommodations were accounted for as cost of sales as incurred. At the time the disclosure was prepared, we considered whether it would be possible to disclose quantitatively the respective contributions contributed by each of the three factors cited in the first paragraph of the disclosure quoted above and determined that it would not be practicable to do so without undue cost and expense in a manner that would be material and meaningful to investors.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
               The Staff is advised that the special accommodations discussed above are unrelated to the credit memoranda adjustments that are referred to in the last sentence of the disclosure quoted above. These adjustments adversely affected revenue in the first six months of 2006 and in the 2005 year and were reflected in the restatements of the company’s financial statements for the first two quarters of 2006 and for the 2005 year as set forth in the company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 (See, e.g., Note 2 to the Condensed Consolidated Financial Statements set forth in that Form 10-Q and the summary table appearing on page 11 thereof) and as included in Form 10-K/A. As more fully disclosed throughout the nine-month 2006 Form 10-Q and in Form 10-K/A, errors in the invoicing and recording of customer billings, in the application of customer payments and in the reconciliation of customer accounts were corrected by the issuance and recording of credit memoranda for the benefit of customers for product returns, pricing adjustments, changes to service contracts, freight-related matters and other similar matters. (See, e.g., pages 31 and 83 of the Form 10-K/A and pages (ii), 9 and 96 of the nine-month 2006 Form 10-Q.) The $0.6 million decrease in 2005 revenue arising out of the restatement included $0.4 million of adjustments for credit memoranda for customers. (See page 34 of the Form 10-K/A.) For the third and fourth quarters of 2006, credit memoranda have been recorded in the periods in which they were incurred.
6.	Tell us your consideration of disclosing your accounting policy for each unit of accounting as well as how units of accounting are determined and valued pursuant to the disclosure requirements of SAB topic 13.B with respect to your multiple elements arrangements.
               Our revenue recognition policy follows the disclosure requirements of SAB Topic 13.B, which provides as follows:
•	“[A Registrant should]...disclose its accounting policy for the recognition of revenue pursuant to Opinion 22. Paragraph 12 thereof states that “the disclosure should encompass important judgments as to appropriateness of principles relating to recognition of revenue. . . .”

•	“Because revenue recognition generally involves some level of judgment, the staff believes that a registrant should always disclose its revenue recognition policy.”

•	“...If sales transactions have multiple units of accounting, such as a product and service, the accounting policy should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.”

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
               Please refer to Note 2 to the Notes to the Consolidated Financial Statements (page F-11) and the discussion of critical accounting policies (page 63) for a discussion of our revenue recognition policy. As discussed there and as supplementally discussed in our responses to Comments 3 and 4 above, our units of accounting are:
1.	Systems and related products;

2.	Materials; and

3.	Services.
               Our revenue is classified as either product revenue or service revenue, and is reported as such in our consolidated statements of operations. Since, as noted in response to Comment 3, software is not the focus of our marketing efforts, the customer does not place a value on the software without the equipment or system, and the software is used solely in connection with the operation of the system, the software is deemed as incidental to the product as a whole. Revenue from materials, whether or not sold with systems, is not viewed as being integral to the operation of the systems and, accordingly, is accounted for as a separate accounting unit of product revenue. Revenue from warranty, maintenance, installation and training is similarly not viewed as being integral to the operation of the systems and is accounted for as service revenue.
               As discussed in our responses to Comments 3 and 4, our systems’ sales are generally multiple element arrangements, which may include the sale of a software license, hardware, materials, warranty or maintenance, installation and training. We use the criteria of paragraph 9 of EITF 00-21, Revenue Arrangements with Multiple Deliverables, in order to determine the separate units of accounting involved in its multiple-element arrangements. That literature provides as follows:
     (a) The delivered item(s) has value to the customer on a standalone basis...if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.
     (b) There is objective and reliable evidence of the fair value of the undelivered item(s).
     (c) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
               As discussed in our response to Comment 3, we determined that our software is not more than incidental to our services, materials, warranties, and other non-software deliverables as the software is not essential to the functionality of these elements. Accordingly, such elements are not within the scope of SOP 97-2 as addressed

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
in EITF 03-5 and, as discussed above, are accounted for separately as either product or service revenue, as appropriate.
                    As also discussed in our response to Comment 3, we allocate and record revenue for our multiple-element arrangements based on vendor-specific objective evidence that has been accumulated through historic operations, which, in most cases, is the price charged for the deliverable when sold separately. If in the rare case that the fair value for all deliverables cannot be determined, we use the residual method to determine the amount of the consideration to be allocated to the delivered items. We also evaluate the impact of undelivered items on the functionality of delivered items for each sales transaction and, where appropriate, defer revenue on delivered items when that functionality has been affected. Functionality is determined to be met if the delivered products or services represent a separate earnings process.
Goodwill and Intangible Assets, page F-13
7.	We note that approximately $18.6 million of goodwill was allocated to your US operations as of December 31, 2006. We further note that your North American segment incurred $28.6 million of losses from operations in fiscal year 2006 and you have continued to incur losses from this segment in the first six months of fiscal year 2007. Please clarify how you have considered the losses from this segment when testing the goodwill allocated to your US operations for impairment. In this respect, please clarify how your determination of the fair value of your North America segment (or at a lower reporting unit level) complies with paragraphs 23 through 25 of SFAS 142. Please clarify the valuation technique used to estimate fair value and how such valuation technique factored in the significant losses from operations.
                    We advise the Staff that we engaged an independent valuation firm to assist us with the determination of fair value of our reporting units, which formed the basis of our goodwill impairment testing, at September 30, 2006 and November 30, 2006, which is the date of our annual impairment test. We tested for impairment at September 30, 2006, between our 2005 and 2006 annual impairment tests, in accordance with paragraph 28 of SFAS No. 142. The aforementioned methods, in accordance with paragraphs 23 through 25 of SFAS No. 142, were employed in the September 30, 2006 and November 30, 2006 impairment analyses, and, as a result of those analyses, we concluded goodwill was not impaired at either date.
                    As required by SFAS No. 142, the goodwill allocated to each of our identifiable reporting units is tested for impairment using a two-step process detailed in that statement. As provided for in SFAS No. 142:

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
•	The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill.

•	If that fair value exceeds the carrying amount, the second step of the process is not required to be performed, and no impairment charge is required to be recorded.

•	If that fair value does not exceed that carrying amount, the company is then required to perform the second step, which requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to the carrying amount with any excess recorded as an impairment charge.
               Reference is made to the discussion of SFAS No. 142 under Critical Accounting Policies and Significant Estimates on pages 65 and 66 of the Form 10-K/A and to Note 2 to the Consolidated Financial Statements (page F-13). As set forth in the disclosures referred to above, our three reporting units are our U.S., European, and Asia-Pacific units.
               The valuation methodology employed was to determine fair value on a controlling interest basis of the reporting units through two methods: the Market Approach and the Income Approach.
               The Market Approach employed both the Market Multiple Method and the Comparable Transaction Method. The steps in the Market Multiple Method are to determine the earnings levels considered to be representative of future operating performance of the company, to select comparable public companies for comparison purposes, to perform a comparative risk analysis between the company and the comparable public companies, to select appropriate market multiples for the company based on the comparative risk analysis and a thorough analysis of comparable market multiples, and to determine the company’s enterprise value. The Comparative Transaction Method involves examining companies that have recently been sold in the public market and in which the total price paid for the company is related to earnings to yield implied transaction multiples. The acquired company is then compared with the subject company on the basis of risk and expected return, and its transaction multiples are used as a basis for selecting appropriate multiples for the subject company. Forward multiples ranges based on revenue and EBITDA were determined based on an analysis of selected peer companies. A control premium of [redacted #1] percent ([redacted #1]%) was utilized as reasonable in the case of the Market Multiple Method.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
               The Income Approach employed the Discounted Cash Flow Method. The steps in the Discounted Cash Flow Method are to determine the appropriate free cash flows to discount based on projected statements of operations and balance sheets, to select an appropriate discount rate based upon an analysis of alternative investments, including public company discount rates, to determine the terminal value of the company, and to determine its enterprise value. The Income Approach determined enterprise values based on both the Gordon Growth Approach and the Exit Multiple Approach.
               A valuation range for each reporting unit was determined based on the enterprise values generated from the Market Approach and Income Approach methods. A midpoint range was then determined based on the mean and median ranges of the valuation methodologies, which were then adjusted for non-operating assets/liabilities and debt to arrive at a control equity value range.
               The midpoint of the September 30, 2006 range was approximately $[redacted #2] million, or more than [redacted #3] the $[redacted #4] million adjusted carrying value, including goodwill, of the U.S. reporting unit. The midpoint of the November 30, 2006 range was approximately $[redacted #5] million, or [redacted #3] the $[redacted #4] million adjusted carrying value, including goodwill, of the U.S. reporting unit.
               As a result, we concluded that the fair value of the U.S. reporting unit exceeded its carrying value at September 30, 2006 and November 30, 2006 and, therefore, satisfied the Step 1 test of SFAS No. 142. We believe that the assessment complies with paragraphs 23 through 25 of SFAS No. 142. The results were also compared to the company’s market equity value for reasonableness and were not inconsistent with it.
               With respect to the losses incurred in 2006 by our U.S. operations, we supplementally advise the Staff that the unit’s losses were considered in assessing the SFAS No. 142 annual impairment test. For purposes of the impairment testing, we reviewed historical trends, as well as the projections for future operations, of the company and its reporting units in terms of revenues, earnings and cash flow. Where appropriate, earnings figures were adjusted to reflect the earnings capability of the company and its reporting units on a normalized basis.
               There were a number of circumstances that contributed to the 2006 North American segment operating loss that we determined were non-recurring or anomalies in terms of future financial performance. They were discussed in Form 10-K/A (pages 45-48) and were either substantially reduced or excluded from the projections used in the SFAS No. 142 analysis:

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
•	An $18.2 million increase in operating expenses:
•	2006 selling, general, and administrative expenses increased $10.9 million as compared with 2005. A large portion of which was due to a substantial increase in consulting expenses of $5.7 million primarily related to ERP implementation and restatement of our financial results that was, for the most part, considered non-recurring.

•	Severance and restructuring of $6.6 million primarily related to the relocation of our headquarters was, for the most part, considered non-recurring.
•	A $15.9 million decline in 2006 gross profit as compared with the prior year discussed in Form 10-K/A (page 45):
•	“The $15.9 million decrease in gross profit in 2006 was due primarily to the combined effects of our lower revenue; our ERP system, supply chain and logistics disruptions that we encountered primarily in the second and third quarters of 2006; and to special accommodations that we extended to certain customers whose orders for our products or services or for repairs to systems were delayed by the disruptions we encountered with our ERP system and our logistics activities or who encountered stability issues with their equipment installations that we were not able to quickly address as a result of resource constraints on our service organization.”

•	Note 25 to the Consolidated Financial Statements set forth in the Form 10-K/A shows that these business disruptions and adverse business and financial effects had a greater effect on gross profit than they did on revenue beginning in the second quarter of 2006 and that our gross profit began to recover in the subsequent 2006 quarters on a sequential basis, though the 2006 third and fourth quarters’ gross profit was less than the same periods in 2005. As can be seen from a review of our Form 10-Q for each of the first three quarters of 2007, consolidated gross profit in each of those quarters increased compared to the comparable quarter of 2006, and at the end of the third quarter of 2007 gross profit for the first nine months of 2007 had increased by 50% over that for the first nine months of 2006.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
                    The items discussed above were among the items that contributed to the 2006 U.S. segment operating loss that we believe would have substantially less, if any, impact on future financial performance. As noted above, these factors were considered in estimating the future operating results of reporting units, including the U.S. segment, under the various methodologies used in assessing the SFAS No. 142 annual impairment test. See also our response to Comment 9 for additional discussion regarding our 2006 operating results.
                    We believe, with respect to the assumptions on which our 2006 SFAS No. 142 analyses were based, that it is noteworthy that our operating loss from U.S. segment declined to $5.5 million for the first nine months of 2007 from $15.2 million for the first nine months of 2006 and that, in the third quarter of 2007, our U.S. segment recorded a $1.3 million operating profit, reversing an $8.5 million operating loss in the third quarter of 2006. This improvement over the first nine months of 2007 was consistent with our expectation that the 2006 circumstances were unusual and would have substantially less impact in future periods.
Note 4 Outsourcing of Assembly and Refurbishment Activities, page F-28
8.	Your disclosure states that you record a non-trade receivable reflecting the book value of the inventory sold to assemblers for which you have not received payment. Your disclosure further indicates that the liability you record to reflect your obligation to repurchase systems and parts corresponds to the amount of inventory that remains in inventory under these agreements. Please clarify why you record a receivable for cash not received from the assembler and how your accounting complies with paragraphs 8 and 9 of SFAS 49. Clarify the complete entry that you record when establishing this receivable. In addition, tell us how your policy of offsetting product financed inventory with a liability complies with paragraph 8.a of SFAS 49, which requires you to record a liability at the time proceeds are received from the assembler. As part of your response, clarify why your receivable due from the assembler is larger than the liability due to the assembler.
                    For purposes of this response, we believe it would be helpful to set forth a portion of our disclosures in Note 4, Outsourcing of Assembly and Refurbishment Activities, (page F-28):
“Since 2004, the Company has outsourced its equipment assembly and refurbishment activities as well as the assembly of field service kits for sale by the Company to its customers to several selected design and engineering companies and suppliers. ... As part of these activities, these suppliers have responsibility for procuring the components and sub-assemblies that are used in the Company’s systems. The Company purchases

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
finished systems from these suppliers pursuant to forecasts and customer orders that the Company supplies to them. ...
          ...
“The Company sells components of its raw materials inventory related to those systems to those third-party suppliers from time to time. Those sales made through December 31, 2006 have been recorded in the financial statements as a product financing arrangement under SFAS No. 49, “Accounting for Product Financing Arrangements.” Pursuant to SFAS No. 49, as of December 31, 2006 and December 31, 2005, the Company recorded a non-trade receivable of $2,429 and $1,051, respectively, classified in prepaid expenses and other current assets on the Consolidated Balance Sheets, reflecting the book value of the inventory sold to the assemblers for which the Company had not received payment. At December 31, 2006 and 2005, $1,048 and $417, respectively, remained in inventory with a corresponding amount included in accrued liabilities, representing the Company’s non-contractual obligation to repurchase assembled systems and refurbished parts produced from such inventory.
“Under these arrangements, the Company generally purchases assembled systems from the assemblers following the Company’s receipt of an order from a customer or as needed from the assembler to repair a component or to service equipment. ...”
                    The Staff is advised that the arrangements described above have attributes of a product financing arrangement as such arrangements are described in Paragraph 5 of SFAS No. 49 and are therefore appropriately characterized as a product financing arrangement pursuant to Paragraphs 8 and 9 of SFAS No. 49.
                    In accordance with paragraph 8.a of SFAS No. 49, when we “sell” components to an assembler, we do not record that transaction as a sale for revenue recognition purposes, and the covered product is not removed from our balance sheet as inventory. Rather, (i) the covered product is reclassified from the general ledger inventory account into the SFAS No. 49 general ledger inventory account, (ii) an associated accrued liability is recorded, and (iii) since we typically do not immediately receive payment (i.e.: “proceeds” per SFAS No. 49, Paragraph 8.a) for the covered product from the assembler, we record a non-trade receivable for the amount the assembler is contractually obligated to pay to us (and has not paid) for the covered product. The entries made when components are sold to an assembler are as follows:
                          (1) Misc. Receivable               $x,xxx
                                             Due to assembler               $x,xxx
                                To record components sold to assembler
                          (2) SFAS 49 inventory          $x,xxx
                                             Inventory                            $x,xxx
                                To record components sold to assembler

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
          As noted in the disclosure, we generally purchase assembled systems from the assemblers following our receipt of an order from a customer or as needed from the assembler to repair a component or to service equipment. Accordingly, when we purchase products from an assembler upon a customer order, as contemplated by paragraph 8.a of SFAS No. 49 with a price to it in excess of the cost of the components sold to the assembler, (i) the component inventory originally “sold” to the assembler in the corresponding SFAS No. 49 general ledger inventory account is reduced and (ii) the associated accrued liability is reduced by an equal amount. We also record the purchase transaction in our general ledger inventory based on the amount due to the assembler for that product with a corresponding trade account payable owed to the assembler. The entries made when assembler components are repurchased are as follows:
                          (3) Inventory                             $x,xxx
                                             Trade accounts payable               $x,xxx
                                Due to assembler               $x,xxx
                                             SFAS 49 inventory                        $x,xxx
                                To record components originally sold to the assembler repurchased from the assembler
                          (4) Inventory                             $x,xxx
                                             Trade accounts payable               $x,xxx
                                To record components purchased from the assembler not originally sold to the assembler
                    With respect to Paragraph 9 of SFAS No. 49, the assembler’s mark up on our components in excess of the original inventory value is ultimately charged to cost of sales. Given the nature of the arrangements we have with our assemblers, we believe that the additional cost of these components is primarily related to processing and that financing as well as other holding costs are minimal.
                    Cash disbursements are typically in favor of the assembler as the amount of the trade receivable due from the assembler for component parts is generally less than the trade payable due to the assembler for the assembled systems and refurbished parts. The assembler generally receives payment for the trade payable, net of the non-trade receivable. The entries made when payments are made to the assembler are as follows:
                          (5) Trade accounts payable        $x,xxx
                                             Misc. receivable                     $x,xxx
                                             Cash                                         $x,xxx
                                To record assembler payment

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
                    With respect to the Staff’s question as to why it appears that our receivable due from the assembler is larger than its liability due to the assembler, the Staff is advised that the opposite is the case when the transaction is considered as a whole. As noted above, the disclosures in Note 4 are limited to balances maintained in accordance with SFAS No. 49. Trade accounts payable, which are not part of the SFAS No. 49 disclosure, are a significant portion of the total liability owed to the assembler at any balance sheet date. Additionally, there are timing aspects between the sale of inventory to an assembler and the subsequent repurchase and settlement of both the non- trade receivable due from the assembler and the trade payable due to the assembler that also account for the difference between the assembler’s SFAS No. 49 non-trade receivable and trade payable balances.
Note 21 Income Taxes, page F-45
9.	We note your disclosure here and on page 64 with respect to your accounting for deferred tax assets and related valuation allowances in fiscal years 2005 and 2006. Please provide your complete analysis supporting your conclusion that you had sufficient taxable income in future years to utilize $2.5 million of deferred tax assets at December 31, 2005. Please address the following specific questions as part of your response:
•	Clarify whether your evidence at December 31, 2005 was based on projections or on existing contracts or firm sales backlog pursuant to paragraph 24.a of SFAS 109. Please clarify the reasons there was such a large variance between your projections of taxable income in fiscal year 2006 and the $27.1 million of loss before income taxes that you actually incurred. Clarify how you considered the losses that you were incurring in the first quarter of 2006 when concluding that you would have taxable income for the fiscal year ended December 31, 2006.

•	Your disclosure indicates that you considered the income before income taxes recognized in fiscal years 2005 and 2004 when reversing a portion of the valuation allowance in fiscal year 2005. Please clarify how you considered the fact that you had three year cumulative losses before income tax as of December 31, 2005 when evaluating the strength of your earnings history.
                    As of December 31, 2005, we performed an analysis pursuant to SFAS No. 109 to determine whether, in light of the improvement in our operations in 2004 and 2005, it was more likely than not that all or a portion of our U.S. deferred tax assets would be able to be utilized with respect to taxable income expected to be realized in 2006. We refer the Staff to our disclosures in Critical Accounting Policies and Significant

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
Estimates, Income Taxes (page 64), and Note 21 (page F-49) to the Consolidated Financial Statements.
          The evidence that we used in this analysis was based primarily on income projections as backlog has historically not been a significant factor in our business. (See, e.g., page 29 of the Form 10-K/A.).
               As indicated in the disclosure, we recognized $2.5 million out of our $27.9 million total gross deferred income tax assets at December 31, 2005. This represented the amount equal to our estimated U.S. tax provision for 2006 (see pages F-46 through F-48) based on the SFAS 109 analysis.
               Our decision to recognize the $2.5 million portion of these deferred tax assets in relation to 2006 was based primarily on two factors: (i) our anticipated taxable income in 2006, and (ii) our judgment that our 2005 profits and substantial improvement in 2004 from 2003, when combined with its results for 2003 as adjusted for unusual and non-recurring items in the 2003 period, provided a sufficient history of profits. We believe that our analysis was in accordance with SFAS No. 109.
               Although we prepared multi-year projections that anticipated profits which would have called for the release of a larger amount of our deferred tax assets, we limited our SFAS No. 109 analysis to the 2006 budgeted income due to the inherent uncertainty in meeting the SFAS No. 109 “more likely than not” standard for periods beyond 2006.
               The Board of Directors-approved budget for 2006 projected U.S. income before taxes of $[redacted #6] million. For purposes of our SFAS No. 109 analysis and the “more-likely-than-not-standard,” we adjusted the Board approved budgeted 2006 pre-tax income by reducing revenue, increasing cost of goods sold, increasing marketing and legal costs, increasing research and development expenses, reducing relocation costs, and adding a non-budgeted projected gain on the sale of our Grand Junction facility. These reductions and adjustments were applied to the budgeted amounts to arrive at more conservative and inherently more achievable forecasts as to 2006 results.
               The aforementioned revisions resulted in a reduction in budgeted U.S. pre-tax income of $[redacted #7] million, yielding $[redacted #8] million of projected U.S. income before taxes. After taking into account $[redacted #9] million of expected differences between “book” taxable income and anticipated taxable income per our tax return, the resulting SFAS No. 109 analysis projected taxable income was $[redacted #10] million. Applying an approximate 35 percent federal income tax rate resulted in recognizing $2.5 million of our U.S deferred tax asset.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
                    With respect to the Staff’s question about cumulative losses before income tax, we advise the Staff that we reviewed the causes for our 2003 net loss, the magnitude of which offsets our 2005 net profits, and determined that this loss resulted primarily from what we concluded were identifiable, non-recurring events. Furthermore, most of the factors that caused the 2003 loss were non-recurring and no longer present in 2004 and 2005. Rather, our 2003 net loss, as so adjusted, was substantially reduced such that, when combined with net income in 2005, the adjusted aggregate result was positive cumulative earnings, computed as follows (amounts in $000’s):

Adjusted 2003 U.S. pre-tax income, as determined below	$ [redacted #11]
Adjusted 2004 U.S. pre tax loss	[redacted #12]
Adjusted 2005 U.S. pre-tax income	[redacted #13]

Cumulative positive income from U.S. operations	$ [redacted #14]
                    This resulted in limiting the recognition of the deferred tax asset to an amount based on an income, which we had a more-likely-than-not confidence in achieving based on the information available at the time.
                    We note that, pursuant to the accounting literature, “negative cumulative earnings” should be viewed with appropriate judgment. As indicated in the second paragraph under the heading, “Measurement of a Deferred Tax Liability or Asset,” in the Summary to SFAS No. 109:
“All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence.”
                    Given that we achieved a substantial turnaround subsequent to 2003 and through the end of 2005, and given that two years of results corroborated the success of this turnaround, we believed that it was reasonable and appropriate to conclude that having unadjusted negative cumulative earnings was not sufficient evidence to prevent the recognition of the $2.5 million portion of our deferred tax assets.
                    The following is the SFAS No. 109 nonrecurring reconciliation that management performed for the year ended December 31, 2003 in regard to U.S. operations (amounts in $000’s):

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION

[redacted #15]
Write-down of intangible assets	5,964
[redacted #16]
[redacted #17]
[redacted #18]
[redacted #19]
[redacted #20]
Amortizing of license costs	1,395
Stock grants to new senior management	1,321
[redacted #21]
Intangible impairment charge	800
Reduction of bad debt reserve	(1,880)
[redacted #22]

[redacted #23]
2006 Actual Results
          The Staff is advised that the decision to recognize $2.5 million in deferred tax assets was made in mid-February of 2006, approximately midway through the first quarter of calendar 2006. We believed the preceding analysis to be accurate at the mid-February 2006 date, and the first quarter 2006 results through the mid-February decision date were not contrary with this position. As disclosed in our Form 10-Q for the period ended March 31, 2006, we reported record first quarter 2006 revenue and generated approximately $1.0 million more in gross profit as compared with the same period in the prior year. Revenue from U.S. operations increased approximately $4.0 million in the first quarter of 2006 compared with the same period in the prior year. We had a pre-tax U.S. income of $0.2 million, after taking into account $1.6 million in planned severance and restructuring costs incurred in connection with the relocation of our headquarters to South Carolina, which was consistent with our SFAS No. 109 analysis. These first quarter results were consistent with our projected earnings for 2006 and with the improved results and earnings we had experienced during 2004 and 2005, respectively.
               During the second quarter of 2006, unforeseen events caused our results to vary from the SFAS No. 109 analysis.

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
               Supply chain disruptions occurred as a result of our May 1, 2006 implementation of an ERP system and the outsourcing of the logistics and warehousing of our spare parts inventory. The Staff is advised that the ERP system was initially installed in the U.S. and that our logistics are primarily managed in the U.S. These disruptions adversely affected revenue, cost of sales, and operating expenses. Our revenues, gross profit, and net income available to common shareholders declined $4.8 million, $6.3 million, and $9.8 million, respectively, during the second quarter ended June 30, 2006 as compared to the same period in the prior year, primarily because of the impact of these factors.
               During the remainder of 2006, the supply chain disruptions, though less severe, continued. A further unexpected event occurred during the third quarter of 2006, when we identified errors in our prior period financial statements. This led to the issuance of restated financial statements for the first and second quarters of 2006 and as of and for the years ended December 31, 2005 and 2004, which increased operating expenses in the form of consulting fees and related expenses.
               Because of the impact of the unforeseen events in the second and third quarters of 2006, we reversed our $2.5 million recognition of the deferred tax asset during the quarter ended September 30, 2006. (See Note 13 (page 43) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 79) in Form 10-Q for the quarter then ended.)
               Full year actual 2006 U.S. revenue was approximately equal to the revenue in SFAS No. 109 analysis. However, the impact of the aforementioned unforeseen events on our cost of sales and selling, general and administrative expenses resulted in substantial U.S. losses. The impact was to decrease U.S. gross profit and increase selling, general and administrative expenses by approximately $[redacted #24] million and $[redacted #25] million, respectively, as compared with the SFAS No. 109 analysis. These effects were reflected in our 2006 Management’s Discussion and Analysis of Financial Condition and Results of Operation which indicated (page 45):
“The $15.9 million decrease in gross profit...was due primarily to...our ERP system, supply chain and logistics disruptions...”
               We also noted that selling, general, and administrative expenses increased by approximately $10.9 million from the prior year, and a majority of the increase was the result of consulting and related expenses incurred primarily in connection with its ERP implementation and the restatement of our financial statements.
               In summary, our first quarter results were consistent with our SFAS No. 109 projections of income during 2006 and were sufficient to fully justify its recognition

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
of $2.5 million of our deferred tax asset. These initially expected results were more than offset by unforeseeable circumstances arising from our ERP system implementation, the outsourcing of our logistics and warehousing and, the restatement of our financial statements.
               These circumstances, which caused the variance from our SFAS No. 109 analysis could not reasonably have been foreseen at the time the decision was made to utilize the $2.5 million of deferred tax assets at December 31, 2005. We believe that the decision was reasonable based on the information available to management and the Board at the time.
Form 10Q for the Quarterly Period Ended September 30, 2007
Notes to Condensed Consolidated Financial Statements
Note 4 Property and Equipment, page 6
10.	Your disclosure on page F-37 of your Form 10K for the year ended December 31, 2006 stated that you expected to sell the Grand Junction Facility in April 2007. However, we note that you still have this asset as held for sale as of September 30, 2007 and your disclosure on pages 8 and 10 state that you anticipate disposing of this facility. Therefore, this asset has been held for sale for greater than one year as of September 30, 2007. Please clarify how you determined it was probable that the Grand Junction Facility would be sold within one year upon initially recording this asset as held for sale and when preparing your financial statements for the year ended December 31, 2006. Please clarify why the asset was not sold in April 2007 and whether you have any prospective buyers as of September 30, 2007. Clarify how you evaluated the criteria in paragraph 30 of SFAS-144 as of September 30, 2007 to ensure it was still appropriate to record the asset as held for sale.
               At the end of April 2006, we recorded the Grand Junction Facility as an asset held for sale as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2006, and at September 30, 2007, the Grand Junction facility remained recorded as an asset held for sale. The Grand Junction Facility was initially recorded as an asset held for sale, and has remained so recorded at the end of each subsequent financial period through September 30, 2007, based upon the following analysis of paragraph 30 of SFAS No. 144:
               (a) We were, and remained, committed to selling the Grand Junction Facility as part of a plan that included, beginning in 2004, outsourcing our systems assembly and refurbishment activities and, subsequently beginning in

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
early 2006, outsourcing or moving our supply chain and other functions that were being conducted at the Grand Junction Facility to vendors or facilities that we established in Rock Hill, South Carolina. The closure of that facility in April 2006 was part of that plan.
                    In this regard, we respectfully note that our disclosure in Note 6 at page F-32 and in a similar reference in Note 13 on page F-37 to the December 31, 2006 Consolidated Financial Statements that:
“The Company ceased operations at its Grand Junction, Colorado facility on April 28, 2006. The facility was listed for sale during the first quarter of 2006.”
                    As evidenced by disclosure, the Grand Junction Facility was listed for sale in advance of its closing.
          (b) At April 30, 2006, during all intervening periods and at September 30, 2007, the Grand Junction Facility was available for immediate sale in its then current condition, as it had been since it closed in April 2006, subject only to terms that are usual and customary for sales of such assets. We believe that this was supported by (i) the three previous agreements that we entered into to sell the facility in July 2006, November 2006 and April 2007, respectively, that were subject to customary Colorado contingencies to closing (e.g., financing, finding a tenant, satisfactory completion of due diligence, etc.) and that each buyer terminated, as they were entitled to do, as the result of those contingencies and (ii) expressions of interest and unaccepted offers to purchase the property that we received.
          In this regard, we supplementally advise the Staff that in accordance with standard practice in Colorado, the three sales contracts for this Colorado facility were (and any future sales contract for the facility will likely be) structured so that the buyer can terminate during the diligence period for any reason. The three contracts were terminated by the buyers during their diligence periods as follows:
•	The July 2006 buyer terminated because it decided to build to suit and undertake new construction;

•	The November 2006 buyer terminated in part because of access issues with the property that the company was not able to resolve in a timeframe acceptable to the buyer and the ultimate conclusion that it did not need all the space afforded by the Grand Junction Facility; and

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
•	The April 2007 buyer terminated because its potential tenant elected to go with another option.
               The Staff is further advised that the access issue referred to in the second bullet above has since been resolved, and we are of the view that this issue should no longer constitute an impediment to the sale to a future buyer. As the three buyers terminated their contracts as fully permitted by the contract and for totally different reasons, each of which was unrelated to the present condition of the facility, we did not believe that the fact of these terminations adversely affected its accounting for the facility as an asset held for sale under the requirements of Paragraph 30 of SFAS No. 144.
          (c) An active program to locate a buyer and other actions required to complete the plan to sell the Grand Junction Facility was initiated upon the closing of the facility and was continuing to be pursued at September 30, 2007 and thereafter, including to date.
          (d) The sale of the Grand Junction Facility was probable, and was expected to qualify for recognition as a completed sale within one year. We had entered into three previous agreements to sell the facility in July 2006, November 2006 and April 2007, respectively, that were subject to customary contingencies to closing, and each buyer terminated as the result of those contingencies as discussed above. The property has continued to generate interest from potential buyers, and we believed at all relevant times and continues to believe, based on that generated interest, in the likelihood that we would sell the property within one year.
          (e) The Grand Junction Facility was being actively marketed for sale at a price that is reasonable in relation to its fair value as supported by independent appraisals of the property that we received. The previous sale agreements that we entered into were at prices that were reasonable in relation to the appraised fair value of the Grand Junction Facility.
          (f) Since we outsourced our systems assembly and refurbishment activities and relocated the other functions being conducted at the Grand Junction facility to new facilities in Rock Hill, South Carolina, and closed the Grand Junction facility as noted above with no plans to use it for an alternate purpose, it was unlikely that our plan to sell the Grand Junction Facility will be withdrawn.
               At each reporting period, including in connection with its Consolidated Financial Statements contained in our Form 10-Q for the quarter ended September 30, 2007, we were mindful of the one-year requirement set forth in Paragraph 30.d of SFAS

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
No. 144 and, in that connection, considered the requirements of paragraph 31 of SFAS No. 144, which provides guidance regarding the exception to the one-year period. Each of the potential buyers’ decisions to terminate their respective sales contracts was outside of our control. In addition, we were and are actively continuing its efforts to sell the Grand Junction Facility and have continued to receive expressions of interest in the facility, including additional offers in August and September 2007. The Grand Junction Facility continues to be actively marketed for sale at a price that we believe is reasonable in relation to its fair value, and we believe that a sale is probable.
               While we believe that the Grand Junction Facility has been recorded appropriately on our balance sheet as an asset held for sale, we are also mindful that the requirements of paragraph 30 of SFAS No. 144 must continue to be met with respect to each reporting period. If we conclude at the end of any financial period that it is no longer appropriate in accordance with generally accepted accounting principles to continue to record the Grand Junction Facility as an asset held for sale, we will reclassify it on the company’s balance sheet at that time in accordance with the last sentence of Paragraph 30 and Paragraph 38 of SFAS No. 144.
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          In connection with responding to the Staff’s comments, the company acknowledges the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact the undersigned or Robert M. Grace, Jr., Vice President and General Counsel, at (803) 326-3900 if you have any questions regarding

Securities and Exchange Commission
February 7, 2008

CONFIDENTIAL TREATMENT REQUESTED
BY 3D SYSTEMS CORPORATION
the foregoing responses or require additional information.

Very truly yours,
/s/ Damon J. Gregoire

Damon J. Gregoire Vice President and Chief Financial Officer